SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel Distribuição's Grid Market increased by 2.6% in 1Q21

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trade energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6, CPLE11), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general the performance of Copel's energy market in 1Q21.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, presented a 2.6% growth in energy consumption in 1Q21, as illustrated in the following table:

The observed result is mainly due to the 13.4% growth in consumption on the free market, influenced by the good performance of Paraná's industrial production, which increased 11.4% in January and 3.1% in February, the sectors that contributed most to the increase in energy consumption were the manufacture of cellulose, paper and paper products. This variation was partially offset by the 2.5% drop in consumption in the captive market, reflecting the average temperatures recorded that were close to or below the historical averages in the State and the greater base of comparison of February 2020, due to the leap year.

The captive Market

Copel Distribuição’s captive market energy sales totaled 5,002 GWh in 1Q21, a reduction of 2.5%. The following table illustrates captive market behavior according to customer segment.

The residential class consumed 2,108 GWh between January and March 2021, registering a growth of 4.2%, mainly reflecting the increase in average monthly consumption to 177 kWh / month, a variation of 1.0% compared to 1Q20, influenced , mainly due to the social isolation measures implemented since the second half of March, which motivated people to stay longer in their homes during the period.

In the first quarter of 2021, this class represented 41.7% of consumption in the captive market, totaling 3,972,255 consumers at the end of March 2021.

The industrial class decreased by 6.0% in the period from January to March 2021, totaling 560 GWh, mainly due to (i) the migration of customers to the free market, which would represent an average consumption of approximately 84 GWh in the quarter ; and (ii) the strong reduction in energy consumption by the captive market industries, due to the decrease in the level of economic activity in several areas due to the effects of the Covid-19 pandemic from the second half of March, with the segment manufacturing of food products (-11.4%) was the one that most impacted this result. At the end of March 2021, the industrial class represented 11.1% of consumption in the captive market, with 71,020 consumers.

The commercial class consumed 1,101 GWh in 1Q21, a reduction of 11.4%, reflecting the reduction in the level of economic activity after the beginning of the Covid-19 restriction measures, whose consumption has not yet returned to pre-pandemic levels. Wholesale trade activities, except motor vehicles and motorcycles (-26.0%) and retail trade (-6.5%) were the ones that most impacted this result. At the end of the first quarter of 2021, this class represented 21.8% of consumption in the captive market, with 415,231 consumers.

The rural class recorded a 0.9% drop in energy consumption in 1Q21, totaling 689 GWh, reflecting a 0.6% reduction in the number of consumers. At the end of March 2021, the class represented 13.6% of Copel's captive market consumption with 347,169 consumers.

The other classes (public authorities, public lighting, public services and own consumption) totaled 593 GWh consumed between January to March 2021, with a decrease of 4.8%, mainly due to the 18.3% reduction in the “powers” category public. Together, these classes represented 11.7% of captive market consumption, with 60,298 consumers at the end of 1Q21.

Consolidated energy market at Copel

Electricity Sales

Copel’s electricity supply, which is the volume of energy sold to final customers, is comprised by sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Mercado Livre, increased 3.1% between January and March 2021.

The breakdown of energy sales by segment is illustrated below:

Total Energy Sold

Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Mercado Livre totaled 15,783 GWh in the first quarter of 2020, increase of 18.0%.

The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Mercado Livre:

UTE Araucária

Additionally, UTE Araucária was dispatched in the fourth quarter of this year due to the worsening of hydrological conditions and the reduction of available energy in the system. The amount of energy produced by the thermoelectric plant in the same period of 2020 is shown in the table below:

Curitiba, April 28, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 28, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.